As filed with the Securities and Exchange Commission on August 25, 2003

                                                 Registration No. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                       INTERSTATE POWER AND LIGHT COMPANY
             (Exact name of registrant as specified in its charter)

           Iowa
  (State or other jurisdiction                          42-0331370
of incorporation or organization)            I.R.S. Employer Identification No.)

                              Alliant Energy Tower
                              200 First Street, SE
                            Cedar Rapids, Iowa 52401
                                 (319) 786-4411
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      _____________________________________
                                F. J. Buri, Esq.
                               Corporate Secretary
                       Interstate Power and Light Company
                            4902 North Biltmore Lane
                            Madison, Wisconsin 53718
                                 (608) 458-3311
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                      _____________________________________
                                 with a copy to:
 Benjamin F. Garmer, III, Esq.
      Jay O. Rothman, Esq.                          Barbara L. Becker, Esq.
        Foley & Lardner                           Gibson, Dunn & Crutcher LLP
   777 East Wisconsin Avenue                            200 Park Avenue
   Milwaukee, Wisconsin 53202                      New York, New York 10166
         (414) 271-2400                                 (212) 351-4035
                      _____________________________________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         CALCULATION OF REGISTRATION FEE
==================================================================================================================================
  Title of each class of        Amount to be      Proposed maximum offering    Proposed maximum aggregate        Amount of
securities to be registered      registered           price per unit (1)           offering price (1)         registration fee
----------------------------------------------------------------------------------------------------------------------------------
Senior debentures                $100,000,000               100%                      $100,000,000                $8,090
==================================================================================================================================

     (1)Estimated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.

                      _____________________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                              Subject to Completion
                  Preliminary Prospectus dated August 25, 2003

PROSPECTUS
----------


                                  $100,000,000

                       Interstate Power and Light Company

                          % Senior Debentures due 2018
                               __________________

     We will pay interest on the senior debentures on _____________ and __________ of each year, beginning on __________, ______. The senior debentures will mature on ____________, 2018. We may redeem some or all of the senior debentures at any time at the redemption prices described in this prospectus.

     The senior debentures will be unsecured obligations and rank equally with our unsecured senior indebtedness. The senior debentures will be issued only in registered form in denominations of $1,000.


                                                                    Per Senior              Total
                                                                    Debenture
                                                                  ---------------       --------------
Public offering price........................................           %                     $
Underwriting discount........................................           %                     $
Proceeds, before expenses, to Interstate Power and Light
    Company..................................................           %                     $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The senior debentures will be ready for delivery in book-entry form only through The Depository Trust Company on or about ________________, 2003.

                               __________________


Merrill Lynch & Co.                                             Barclays Capital




                               __________________

                The date of this prospectus is ____________, 2003

                                TABLE OF CONTENTS

                                                                           Page

Forward-Looking Statements...................................................ii

Prospectus Summary............................................................1

Use of Proceeds...............................................................5

Capitalization................................................................5

The Company...................................................................6

Description of Senior Debentures..............................................9

Underwriting.................................................................18

Where You Can Find More Information..........................................20

Legal Matters................................................................20

Experts  ....................................................................20

                               __________________

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

     Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus to "we," "our," "us" or similar references mean Interstate Power and Light Company.

     Our principal executive offices are located at Alliant Energy Tower, 200 First Street, SE, Cedar Rapids, Iowa 52401, and our telephone number is (319) 786-4411.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the information we incorporate by reference into this prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management's plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as "expect," "intend," "believe," "anticipate," "estimate," "plan" or "objective" or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include the following:

     o    weather effects on sales and revenues;

     o    economic and political conditions in our service territories;

     o federal and state regulatory or governmental actions, including the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and the earning of reasonable rates of return and any costs or regulations associated with federal or state actions directed at transmission or reliability;

     o    unanticipated construction and acquisition expenditures;

     o issues related to the supply of purchased electricity and its price, including the ability to recover purchased-power and fuel costs through rates;

     o    risks related to the operation of our nuclear facility;

     o costs associated with our environmental remediation efforts and with environmental compliance generally;

     o developments that adversely impact our ability to implement our strategic objectives;

     o    continued access to the capital markets;

     o    our ability to continue cost controls and operational efficiencies;

     o our ability to identify and successfully complete proposed development projects;

     o    access to technological developments;

     o employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

     o    changes in the rate of inflation.

     We assume no obligation, and disclaim any duty, to update these forward-looking statements.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus carefully before making a decision to invest in our senior debentures.

                                   Our Company

     We are a regulated utility serving customers in Iowa, Minnesota and Illinois. We are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the delivery of steam services in selected markets. As of December 31, 2002, we served approximately 526,000 electric customers in 760 communities and approximately 235,000 gas customers in 253 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in the Midwest, including through our company, and with other non-regulated domestic and international operations.

     We are subject to the jurisdiction of the Iowa Utilities Board, or IUB, the Minnesota Public Utilities Commission, or MPUC, and the Illinois Commerce Commission, or ICC, with respect to various portions of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission, or NRC. Our parent company, Alliant Energy Corporation, is a registered public utility holding company subject to regulation by the Securities and Exchange Commission, or SEC, under the Public Utility Holding Company Act of 1935. We are also subject to some requirements of that Act.

                             Rate Case Developments

Iowa Electric Rate Case Final Order

     On April 15, 2003, we received the final order in our retail electric rate case from the IUB. The IUB granted a $26 million, or 2.91%, annual revenue increase and authorized a return on common equity of 11.15% effective May 28, 2003. The compliance tarriffs were effective on August 22, 2003. Since the final increase approved by the IUB is lower than the $17 million interim relief granted in October 2002, a refund plan was filed with the IUB in July 2003. We are reserving all amounts related to the anticipated refund.

Iowa Gas Rate Case Final Order

     On May 15, 2003, we received the final order in our retail gas rate case from the IUB. The IUB granted a $13 million, or 4.8%, annual revenue increase and authorized a return on common equity of 11.05%. We expect this final order to be effective in August 2003.

Minnesota Electric Rate Case

     On May 19, 2003, we filed a rate request with the MPUC for approval to increase electric base rates by approximately $5.0 million, or 8.0%, with a rate of return on common equity of 12.3%. On July 18, 2003, the MPUC granted us approval to increase rates on an interim basis by approximately $1.9 million, or 3.1%, which is approximately 66% of the $2.9 million of interim relief requested. The rate of return on common equity was set at 11.0%. The interim rates became effective on July 18, 2003. We expect final rates to be effective in April 2004.

                   Credit Facility Borrowings and Availability

     The following table sets forth our bank credit facility borrowing and availability as of July 31, 2003:

           Total facility........................       $200,000,000
           Borrowing backed by facility..........         38,000,000
                                                     ----------------
           Availability..........................       $162,000,000
                                                     ================

Our bank credit facility expires in October 2003. While we anticipate renewing the credit facility in the third quarter of 2003, we cannot provide complete assurance that we will be able to do so.

                                  The Offering

     The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the senior debentures, see "Description of the Senior Debentures" in this prospectus.


Issuer...............................................    Interstate Power and Light Company

Senior debentures offered............................    $100,000,000 aggregate principal amount of ___% senior
                                                         debentures due 2018.

Maturity.............................................    __________, 2018.

Interest payment dates...............................    _______________ and ___________ of each year, beginning
                                                         ________, ____.

Ranking..............................................    The senior debentures will be unsecured and rank equally
                                                         with our unsecured senior indebtedness. The senior
                                                         debentures will also be subordinated to our secured
                                                         indebtedness as to the assets securing such indebtedness.
                                                         As of June 30, 2003, giving pro forma effect to this
                                                         offering and our use of the net proceeds, we would have had outstanding $353.4 million of secured indebtedness.

Ratings..............................................    Standard & Poor's Ratings Service has assigned our existing senior unsecured long-term indebtedness a rating of BBB.
                                                         Moody's Investors Service, Inc. has assigned our existing
                                                         senior unsecured long-term indebtedness a rating of Baa1.
                                                         We have applied for ratings for the senior debentures.
                                                         Ratings are not a recommendation to buy, sell or hold the
                                                         senior debentures. We cannot give any assurance that the
                                                         ratings will be retained for any time period or that they
                                                         will not be revised downward or withdrawn by the ratings
                                                         agencies.

Optional redemption..................................    We may redeem some or all of the senior debentures at any
                                                         time at a redemption price equal to the sum of the
                                                         principal amount of the senior debentures we redeem,
                                                         accrued interest on that principal amount to the redemption date and the make-whole amount, if any, with respect to
                                                         those senior debentures. See "Description of Senior
                                                         Debentures - Redemption Prior to Maturity."

Covenants............................................    The indenture governing the senior debentures contains
                                                         covenants that, among other things, limit our ability to:

                                                         o  create some types of secured indebtedness; and

                                                         o  consolidate or merge.

                                                         These covenants are subject to important exceptions and
                                                         qualifications, which are described under the heading
                                                         "Description of the Senior Debentures" in this prospectus.

No limitation on debt................................    The indenture governing the senior debentures does not
                                                         limit the amount of senior debentures that we may issue or provide holders any protections should we be involved in a highly leveraged transaction.


Use of proceeds......................................    We estimate that the net proceeds from the offering will be approximately $99.0 million. We intend to use the proceeds from this offering to repay long-term debt.

Denomination.........................................    The senior debentures will be issued in integral multiples of $1,000.

Absence of market for the senior debentures..........    The senior debentures are a new issue of securities with no established trading market. We currently have no intention to apply to list the senior debenture on any securities
                                                         exchange or to seek their admission to trading on any
                                                         automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any
                                                         market for the senior debentures. See "Underwriting."

                          Summary Financial Information

     The summary consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus. See "Where You Can Find More Information."


                                                                                                 Six Months Ended
                                                          Year Ended December 31,                    June 30,
                                                   ---------------------------------------    ------------------------
                                                      2000          2001           2002          2002           2003
                                                   ----------    ----------     ----------    ----------     ---------
                                                                             (In thousands)
Income Statement Data:

Operating revenues..........................      $1,234,007    $1,316,250     $1,211,608     $ 548,073     $ 650,133
Operating income............................         224,615       199,414        206,111        72,316        82,254
Net income..................................         103,127        98,066         90,877        28,676        32,829
Earnings available for common stock.........          99,724        94,656         88,015        26,968        26,359



                                                                    As of December 31,
                                                            -----------------------------------          As of
                                                                 2001                2002            June 30, 2003
                                                            ----------------    ---------------    -------------------
                                                                                 (In thousands)
Balance Sheet Data:

Current assets...................................             $ 153,870           $ 272,867             $ 226,435
Property, plant and equipment, net...............             1,973,716           2,086,590             2,437,035
Investments and other non-current assets.........               298,728             378,949               428,110
Current liabilities..............................               246,553             261,297               421,492
Long-term debt (excludes current portion)........               832,068             827,389               827,409
Other non-current liabilities....................               471,744             637,951               847,798


                       Ratios of Earnings to Fixed Charges

     The following table sets forth our ratios of earnings to fixed charges for the periods presented:

                                               Six Months Ended
                Year Ended December 31,             June 30,
---------------------------------------------- -----------------
  1998      1999      2000     2001     2002     2002     2003
-------- ---------- -------- -------- -------- -------- --------

  2.86      3.33      3.31     3.07     3.13     2.29     2.51

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $99.0 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to redeem the following long-term debt after the completion of this offering:

o $27,450,000 aggregate principal amount of our first mortgage bonds, 7.25% Series due 2007;

o $20,000,000 aggregate principal amount of our first mortgage bonds, 8.625% Series due 2021; and

o $50,000,000 aggregate principal amount of our 7.875% quarterly debt capital securities due 2025.


                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 2003 on an actual basis and as adjusted to give effect to this offering and the anticipated use of the net proceeds from the offering as described under "Use of Proceeds."


                                                                          As of June 30, 2003
                                                     -----------------------------------------------------------------
                                                           Actual               As Adjusted           % of Total As
                                                                                                        Adjusted
                                                     --------------------    -------------------    ------------------
                                                                   (In thousands)
Common stock.................................        $       33,427              $
Additional paid-in capital...................               477,542
Retained earnings............................               357,699
Accumulated other comprehensive loss.........               (18,887)
                                                     --------------              --------------
     Total common equity.....................               849,781
Cumulative preferred stock...................               145,100
Long-term debt (excluding current portion)...               827,409
Short-term debt..............................               158,300
                                                     --------------              --------------          ------
     Total capitalization  (including short-term
        debt)................................        $    1,980,590              $                       100.0%
                                                     ==============              ==============          ======

                                   THE COMPANY

     We are a regulated utility serving customers in Iowa, Minnesota and Illinois. We are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the delivery of steam services in selected markets. As of December 31, 2002, we served approximately 526,000 electric customers in 760 communities and approximately 235,000 gas customers in 253 communities. All of our common stock is owned by Alliant Energy Corporation, an energy-services provider engaged primarily in regulated utility operations in the Midwest, including through our company, and with other non-regulated domestic and international operations.

Competitive Strengths

     We believe that our competitive strengths include the following:

     Successful Rate Cases: We have recently received favorable outcomes from the rate cases we filed in Iowa. The IUB approved an annual electric rate increase of $26 million for us, an increase of 2.9% over current rates, and authorized a return on common equity of 11.15%. The IUB also approved an annual gas rate increase of $13 million for us, an increase of 4.8% over current rates, and authorized a return on common equity of 11.05%. In addition, on July 18, 2003, the MPUC granted us approval to increase rates in Minnesota on an interim basis by approximately $1.9 million, or 3.1%, and authorized a return on common equity of 11.0%.

     Substantial Opportunities to Invest in Our Operations: The Iowa legislature passed a bill in 2001 to encourage construction of new generating facilities in Iowa through House File 577. This legislation eased siting requirements and gave the IUB authority to authorize upfront rate making principles for certain new generating facilities built in Iowa. We plan, subject to market conditions and favorable regulatory treatment, to develop up to 1,200 megawatts of new electric generation over the next 10 years. Currently, our Power Iowa plan includes adding approximately 550 megawatts of natural gas-fired generation by 2004; 100 megawatts of capacity generated from renewable energy sources by December 2003; researching options for an additional 500-600 megawatts of generation; and increases in energy efficiency through energy conservation and process improvements at various commercial and industrial customer locations. In January 2003, the IUB approved our siting certificate for an approximately 550-megawatt natural gas-fired plant in Clear Lake and construction began shortly thereafter. We will receive a regulatory rate of return of 12.23% on the equity component for 27.6 years with respect to this plant. This plant is scheduled to be in service prior to the 2004 summer peak.

     Operate Our Transmission and Distribution Businesses to High Standards of Customer Service and Reliability. We have over 78 years of experience in operating and managing rate-regulated electric and gas transmission and distribution businesses and we use this experience to seek to achieve high standards of customer service and reliability in a cost-effective manner.

Strategy

     Our strategic objectives are:

     o To increase our megawatt capacity through investment in new electric power generation, subject to appropriate regulatory incentives;

     o To increase plant availability and reduce the cost of energy production;

     o    To enhance service reliability and operational excellence;

     o    To maintain excellent customer service;

     o    To maintain favorable regulatory relationships;

     o To remain current with cutting-edge technologies that impact our business;

     o    To practice proactive environmental compliance; and

     o    To continue to deliver strong operating results.

Operations

     During 2002, we had total operating revenues of approximately $1,211.6 million, which included $964.9 million in electric revenues, or 80% of revenues, $214.9 million in gas revenues, or 18% of revenues, and $31.8 million in steam revenues, or 2% of revenues. No single customer accounted for more than 10% of our consolidated revenues in 2002. Our electric and gas revenues for 2002, sales for 2002 and customers as of December 31, 2002 consisted of the following:


                                                               Electric
                        ---------------------------------------------------------------------------------------
                           Revenues           %            Sales             %          Customers         %
                        ---------------    --------    ---------------    ---------    ------------     -------
                         (Thousands)                   (Thousands of
                                                       megawatt-hours)

Residential....            $355,072         36.8%           4,184           25.1%        446,202          84.8%
Commercial.....             229,639         23.8%           3,392           20.3%         76,856          14.6%
Industrial.....             315,494         32.7%           7,843           47.0%          1,898           0.3%
Other..........              64,649          6.7%           1,254            7.6%          1,328           0.3%
                        ---------------    --------    ---------------    ---------    ------------     -------
Total..........            $964,854        100.0%          16,673          100.0%        526,284         100.0%
                        ===============    ========    ===============    =========    ============     =======

                                                                 Gas
                        ---------------------------------------------------------------------------------------
                           Revenues           %            Sales            %           Customers        %
                        ---------------    --------    ---------------   ---------     ------------    --------
                         (Thousands)                   (Thousands of
                                                        dekatherms)

Residential....            $124,237         57.8%          18,068           29.3%        206,808          88.0%
Commercial.....              61,222         28.5%          10,774           17.4%         27,607          11.8%
Industrial.....              18,197          8.5%           4,070            6.6%            438           0.2%
Other..........              11,239          5.2%          28,814           46.7%            N/A           N/A
                        ---------------    --------    ---------------   ---------     ------------    --------
Total..........            $214,895        100.0%          61,726          100.0%        234,853         100.0%
                        ===============    ========    ===============   =========     ============    ========

     Electric Operations. In 2002, we had a maximum peak hour demand of 3,097 megawatts in the month of July. During 2002, our sources of generation included 57% coal, 23% purchased-power, 18% nuclear and 2% gas/other.

     As of December 31, 2002, we owned and operated 7,068 miles of electric transmission lines and 801 substation facilities connecting with its high voltage transmission systems. See "--Transmission Assets." A non-cancelable operating agreement, which extends through December 31, 2035, provides for the joint use of certain transmission facilities of ours and Central Iowa Power Cooperative.

     Gas Operations. At December 31, 2002, we served approximately 235,000 customers. The gas utility operations accounted for 18% of our operating revenues for the year ended December 31, 2002.

     Steam Operations. Steam operations in Cedar Rapids, Iowa, represented about 2% of our revenues for the year ended December 31, 2002.

     Construction Program. Our construction expenditures for 2002 were approximately $248 million. Anticipated construction expenditures are approximately $450 million for 2003 (excluding approximately $109 million for the purchase of turbines and related equipment from affiliates and including $220 million for the Power Iowa plan), and $640 million for 2004 through 2005 (including $80 million for the Power Iowa plan).

Transmission Assets

     In 2001, we and five other electric utilities filed an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit, transmission-only company. In April 2002, the Federal Energy Regulatory Commission conditionally approved TRANSLink's formation and TRANSLink's participation in the Midwest Independent System Operator. In June 2002, TRANSLink Development Co. LLC was formed to oversee the start-up activities for TRANSLink. Since June 2002, six additional electric utilities joined TRANSLink. In June 2003, the IUB dismissed, without prejudice, our plan to contribute and transfer transmission assets of 69 kilovolts and greater to TRANSLink. The IUB encouraged participating companies to revise and re-file their reorganization applications. We are currently evaluating our options with respect to TRANSLink.

Nuclear Management Company

     We own a 70% interest in Duane Arnold Energy Center, a 580-megawatt (net capacity) nuclear plant, which is operated by the Nuclear Management Company, LLC under contract to us. The Duane Arnold operating license expires in 2014.

     The Nuclear Management Company was formed in 1999 to consolidate the operation of its owners' nuclear plants and to provide similar capabilities for other nuclear operators and owners. Combined, the Nuclear Management Company operates eight nuclear generating units at six sites. Our parent, Alliant Energy Corporation, through its direct, non-utility subsidiary, Alliant Energy Nuclear LLC, owns 20% of Nuclear Management Company. Similar to others involved with the Nuclear Management Company, we continue to own our respective plant and are entitled to the energy generated at this plant. Each partner in the Nuclear Management Company retains the financial obligations for the safe operation, maintenance and the decommissioning of its plants.

Rates and Regulatory Environment

     A significant portion of our operations are under the jurisdiction of the IUB. Requests for rate relief are based on historical test periods, adjusted for some known and measurable changes. Our retail tariffs provide for subsequent adjustments to our electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Purchased-power capacity costs are not recovered from electric customers through this energy adjustment clause mechanism. Recovery of these capacity costs must be addressed in formal rate proceedings.

     We are also subject to regulation by the MPUC and the ICC with respect to our operations and our rates in Minnesota and Illinois, respectively.

     We are currently addressing the recovery of our utility cost increases through several rate filings. Our recent rate cases are summarized as follows (dollars in millions):


        Case                                                                                    Expected
                                                                     Final          Final         Final       Return
                           Utility      Filing      Increase       Increase       Effective     Effective       on
        Case                Type         Date       Requested       Granted         Date          Date        Equity
---------------------     ---------    ---------    -----------    ----------     ----------    ----------    --------

Retail--IA.........        Electric       3/02           $ 82          $ 26          5/03           N/A         11.15%
Retail--IA(1)......        Gas            7/02             20            13          8/03           N/A         11.05%
Retail--MN.........        Electric       5/03              5             *            *           4/04           *
                                                    -----------    ----------
Total.............                                       $107          $ 39
                                                    ===========    ==========

*    To be determined.

(1) Since the final increase approved by the IUB is lower than the $17 million interim relief granted in October 2002, a refund plan was filed with the IUB in July 2003. We are reserving all amounts related to the anticipated refund.

     The Federal Energy Regulatory Commission has jurisdiction under the Federal Power Act over some of our electric utility facilities and operations, wholesale rates and accounting practices, and in some other respects.

     Our parent, Alliant Energy Corporation, operates as a registered public utility holding company subject to regulation by the SEC under the Public Utility Company Holding Act. As a result, we are subject to some of the regulatory provisions of the Public Utility Company Holding Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of some utility properties and acquisition and retention of interests in non-utility businesses.

     We are indirectly and directly subject to the jurisdiction of the NRC with respect to the Duane Arnold Energy Center and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from such plants. The NRC has broad supervisory and regulatory jurisdiction over the construction and operation of nuclear reactors, particularly with regard to public health, safety and environmental considerations. The operation and design of nuclear power plants is under constant review by the NRC.

                        DESCRIPTION OF SENIOR DEBENTURES

     We will issue the senior debentures as a separate series of securities under the indenture, dated as of August 20, 2003, between us and Bank One Trust Company, National Association, as trustee, or Bank One Trust.

     This section summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See "Where You Can Find More Information." Parenthetical section references under this heading are references to sections of the indenture.

General

     The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we can issue under it, and provides that we may issue securities from time to time in one or more series pursuant to the terms of one or more supplemental indentures, board resolutions or officers' certificates creating the series. The indenture also does not limit the total amount of debt that we can incur under other instrument, including first mortgage bonds. It also does not give holders of the senior debentures protection in the event we engage in a highly leveraged or other transaction that may adversely affect holders of the senior debentures. As of the date of this prospectus, we have no senior debentures outstanding under the indenture.

     This section summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See "Where You Can Find More Information." Parenthetical section references under this heading are references to sections of the indenture.

Maturity and Interest

     We are offering the senior debentures in the aggregate principal amount of $100 million. The senior debentures will mature on __________, 2018. Each senior debenture will bear interest from __________, 2003, or from and including the most recent interest payment date to which we have paid interest, at the rate of ____% per year. We will pay interest twice per year, on ______ and ______, commencing __________, _____, to the persons in whose names the senior debentures are registered at the close of business (1) on the business day prior to each interest payment date if the senior debentures remain in book-entry only form or (2) on the fifteenth calendar day before each interest payment date if the senior debentures do not remain in book-entry only form.

Ranking

     The senior debentures will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations. The senior debentures will be effectively subordinated to all of our existing and future secured indebtedness.

     We currently have first mortgage bonds, collateral trust bonds and unsecured long-term debt outstanding. Substantially all of our tangible public utility property is subject to direct first mortgage liens under our indentures and deeds of trust securing our first mortgage bonds. Our indentures and deeds of trust securing our collateral trust bonds are direct second liens on a significant portion of of our tangible public utility property while some of our first mortgage bonds remain outstanding. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds and collateral trust bonds could use the collateral property to satisfy our obligations under the first mortgage bonds and collateral trust bonds before holders of unsecured debt securities, including the senior debentures, would receive any payments.

     As of June 30, 2003, giving pro forma effect to this offering and our use of the net proceeds, we would have had $119.0 million aggregate principal amount of first mortgage bonds, $234.4 million aggregate principal amount of collateral trust bonds and $483.3 million aggregate principal amount in unsecured long-term debt outstanding.

Redemption Prior to Maturity

         We may redeem the senior debentures at any time at our option, in whole or in part, at a redemption price equal to the sum of the principal amount of the senior debentures we redeem, accrued interest on that principal amount to the redemption date and the make-whole amount, if any, with respect to those senior debentures. (Officers' Certificate). This sum is referred to as the redemption price.

     "Make-whole amount" means, in connection with the optional redemption, the excess, if any, of:

     o the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the reinvestment rate, as determined on the third business day preceding the date that notice of the redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over

     o the aggregate principal amount of the senior debentures being redeemed.

     "Reinvestment rate" means ___% plus the arithmetic mean of the yields under the headings "Week Ending" published in the most recent statistical release under the caption "Treasury Constant Maturities" for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity will be calculated pursuant to the immediately preceding sentence and the reinvestment rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For purposes of calculating the reinvestment rate, the most recent statistical release published prior to the date of determination of the make-whole amount will be used.

     "Statistical release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by us.

     No sinking fund will be established for the benefit of the senior debentures.

Payments

     We will pay principal of, and premium, if any, and interest on, the senior debentures at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. Bank One Trust is the initial paying agent designated for the senior debentures. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the senior debentures are payable. (Sections 301, 307 and 602).

Purchase and Cancellation

     We may at any time purchase senior debentures in the open market or otherwise at any price, subject to applicable U.S. securities laws. Any senior debentures so purchased must be promptly surrendered to the trustee for cancellation. (Section 309).

Restrictive Covenants

     Except as otherwise set forth under "-- Defeasance" below, for so long as any senior debentures remain outstanding or any amount remains unpaid on any of the senior debentures, we will comply with the terms of the covenants set forth below. If we issue additional series of securities under the indenture in the future, then those series may or may not have different covenants.

Limitations on Liens

     The indenture provides generally that we will not, and we will not permit any of our subsidiaries to, create or allow to be created or to exist any lien on any of our properties or assets to secure any indebtedness, without making effective a provision that makes the senior debentures to which this limitation applies equally and ratably secured with or prior to all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

o liens securing our first mortgage bonds and collateral trust bonds issued under:

     o our indenture and deed of trust, dated as of February 1, 1923, with Bank One Trust, as successor trustee, as amended and supplemented from time to time;

     o our indenture of mortgage and deed of trust, dated as of August 1, 1940, with Bank One Trust, as successor trustee, as amended and supplemented from time to time;

     o our indenture, dated as of January 1, 1948, with JPMorgan Chase Bank, as trustee, as amended and supplemented from time to time; and

     o liens under our indenture of mortgage and deed of trust, dated as of September 1, 1993, with Bank One Trust, as successor trustee, as amended and supplemented from time to time;

o liens on property that existed when we acquired or constructed the property or were created within one year after that time;

o liens on property that secure payment of all or part of the purchase price or construction cost of the property, including the extension of any liens to repairs or improvements made on the property;

o the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items;

o tax liens and other governmental charges which are not delinquent or which can be paid without penalty or which are being contested;

o liens incurred in the ordinary course of business for charges that are not delinquent or that are being contested, including mechanics', workmen's, repairmen's, materialmen's, warehousemen's and carriers' liens and liens securing workers' compensation and other employee awards;

o liens in respect of judgments or awards with respect to which we have the right to prosecute an appeal or other proceeding for review;

o easements, reservations, regulations and rights of others in, and defects of title in, some of our property;

o any defects or irregularities in title to any rights-of-way and/or to any real estate used or to be used for right-of-way purposes or held under lease, easement, license or similar right;

o liens securing indebtedness neither created, assumed nor guaranteed by us nor on account of which we customarily pay interest;

o    some leasehold interests;

o any controls, restrictions, obligations or other burdens imposed by any law, rule or regulation of any governmental authority on any of our property or the operation or use of any of our property;

o liens on our pollution control and sewage and solid waste disposal facilities incurred in connection with the issuance of industrial development revenue bonds;

o any right which any governmental authority may have by virtue of any franchise, license, contract or statute to purchase any of our property on payment of reasonable compensation, or to terminate any franchise, license or other rights or to regulate our property and business;

o    any liens that have been bonded for the full amount in dispute;

o    prepaid liens;

o liens resulting from good faith deposits made in connection with bids, tenders, contracts or leases to which we are a party, and liens resulting from deposits made to secure our public or statutory obligations;

o the pledge or assignment in the ordinary course of business of electricity, gas or steam accounts receivable or customers' installment paper;

o rights reserved to or vested in others to take or receive any part of the electricity, gas, steam or any by-products generated or produced by any of our properties;

o    any landlord's lien;

o any lien of the trustee for payment for services, reasonable expenses, disbursements and advances, or for indemnification payments; and

o liens not otherwise permitted if, at the time we incur the lien and after giving effect to the lien, the aggregate of all obligations secured by the lien does not exceed 10% of our tangible net worth, as defined in the indenture.

     This restriction will not apply to or prevent the creation or existence of leases we enter into, or on existing property we acquire, in the ordinary course of our business. (Section 608).

Consolidation, Merger and Sale of Assets

     The indenture provides that we will not consolidate with or merge into any other corporation, or sell all or substantially all of our assets to any other person unless:

o the continuing corporation or the purchasers of assets, as the case may be, will be an entity organized and existing under the laws of the United States, any state of the United States or the District of Columbia, and the entity will expressly assume the payment of the principal of, and premium, if any, or interest on, the debt securities outstanding and the performance and observance of all of our covenants and conditions under the indenture by executing a supplemental indenture satisfactory to the trustee; and

o after giving effect to the transaction, no event which, after notice or lapse of time, would become a default under the indenture, will have occurred or be continuing. (Section 1101).

     The indenture further provides that our successor will be substituted for us, after which all of our obligations under the indenture will terminate. (Section 1102).

Events of Default

         Each of the following will be an event of default with respect to the senior debentures:

o failure to pay interest on the senior debentures within 60 days after a due date;

o failure to pay principal of, or premium, if any, on the senior debentures within 10 days after a due date;

o failure to perform or satisfy any of our other covenants or warranties in the indenture, which failure continues for 60 days after we receive notice of the failure from the trustee or the holders of at least 33% in principal amount of the senior debentures;

o specified events relating to our bankruptcy, insolvency or reorganization. (Section 801).

     If an event of default occurs and continues, then either the trustee or the holders of at least 33% in principal amount of the outstanding senior debentures in default may declare the principal amount of the senior debentures immediately due and payable. (Section 802).

     The trustee can require that it be indemnified before it enforces the indenture or any outstanding senior debentures. (Section 903). Subject to some limitations, holders of a majority in principal amount of the outstanding senior debentures can direct the trustee in its exercise of any trust or power. (Section 812). The trustee does not have to give holders notice of any continuing default, except a default in payment of principal or interest, if it in good faith determines that withholding notice is in the interests of the holders. (Section 902). We are required to give the trustee a certificate certifying as to our compliance with all conditions and covenants under the indenture at least once a year. (Section 606).

Modification of the Indenture

     The holders of at least a majority in principal amount of outstanding senior debentures may waive, subject to the limitations described below, any existing default and its consequences under the indenture. These holders cannot, however, waive a default in the payment of the principal of, or premium, if any, or interest on, any senior debentures or a default in respect of a provision we describe in the following paragraph. (Section 813). These defaults cannot be waived without the consent of each holder of the outstanding senior debentures.

     With the consent of the holders of at least a majority in aggregate principal amount of outstanding senior debentures, we and the trustee can enter into supplemental indentures to amend or modify the indenture. However, we cannot make modifications or amendments without the consent of all of the holders of the outstanding senior debentures if the amendments or modifications would:

o change the stated maturity, reduce the principal amount of, or reduce the rate of interest on, the senior debentures;

o change the coin or currency or the property in which we must pay principal of, or premium, if any, or interest on, the senior debentures;

o impair the right to institute suit for the enforcement of any payment of principal of, or premium or interest on, the senior debentures after the due date of the payment;

o reduce the percentage in principal amount of the outstanding senior debentures, the consent of which is required to enter into any supplemental indenture;

o reduce the amount of senior debentures whose holders must consent to an amendment or waiver of the provisions of the indenture; or

o make modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above. (Section 1202).

     We cannot enter into supplemental indentures to amend or modify the indenture in ways that affect other series of debt securities under the indenture without the consent of the holders of at least a majority in aggregate principal amount of all securities issued under the indenture that will be affected by the amendment, voting together as one class. Further, if any amendment or modification would have any of the effects described in the previous two paragraphs, and would affect more than one series of securities issued under the indenture, then we cannot make the amendment or modifications without the consent of all of the holders of the securities issued under the indenture that would be affected by them.

     We and the trustee can also enter into supplemental indentures to amend or modify the indenture or the senior debentures without the consent of any holders of the senior debentures. We can only do so if those amendments or modifications would be limited to specific purposes, including:

o showing that another person has succeeded us and assumed our obligations under the covenants of the indenture and the senior debentures;

o adding to our covenants under the indenture for the benefit of all holders of debt securities under the indenture or surrender any right or power we have under the indenture;

o adding to, changing or eliminating any of the provisions of the indenture in respect of the senior debentures, but only if the change does not adversely affect the rights of holders of the senior debentures under the indenture in any material respect;

o    establish the form or terms of debt securities of any series;

o evidencing the appointment of a successor trustee or a change in any of the provisions of the indenture to facilitate administration by more than one trustee; or

o making clarifying changes to ambiguous, incorrect or inconsistent language in the indenture or the senior debentures that do not adversely affect the rights of the holders of the senior debentures under the indenture in any material respect. (Section 1201).

Defeasance

     The indenture provides that we can at any time terminate almost all of our obligations with respect to any outstanding senior debentures and the indenture. We cannot, however terminate some obligations, including our obligations to register the transfer or exchange of the senior debentures, replace mutilated, destroyed, lost or stolen senior debentures, to maintain agencies in respect of the senior debentures and hold moneys for payment in trust. (Sections 701 and 702).

     If we desire to exercise our option to satisfy and discharge our obligations under the indenture (a defeasance), then we must deposit in trust with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the senior debentures as well as the interest on the senior debentures to maturity. We must also comply with some other provisions. In particular, we must obtain:

o an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the senior debentures for federal income tax purposes (Officers' Certificate);

o an opinion of counsel that any U.S. government obligation that we deposit in trust meet the requirements of U.S. government obligations set forth in the indenture; and

o an opinion of a nationally recognized independent public accountant to the effect that we have deposited with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the senior debentures as well as the interest of the senior debentures to maturity.

Governing Law

     The indenture and the senior debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112).

The Trustee

     Bank One Trust will act as trustee, registrar, transfer agent and paying agent for the senior debentures. We can remove the trustee with or without cause so long as no event which is, or after notice or lapse of time would become, an event of default shall have occurred and be continuing.

     We and certain of our affiliates maintain banking and other business relationships in the ordinary course of business with the trustee and its affiliates. In addition, the trustee and certain of its affiliates may serve as trustee for other securities issued by us or by our affiliates.

     To the extent provided in the indenture, the trustee will have a prior claim on amounts held by it under the indenture for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of some covenants in the indenture.

Book-Entry Delivery and Settlement

     We will issue the senior debentures in whole or in part in the form of one or more global certificates or notes, which we refer to as global securities. We will deposit the global securities with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or else the global securities will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     DTC has advised us that:

     o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

     o DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     o direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

     o DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

     o access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     o the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     o upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

     o ownership of the senior debentures will be shown on, and the transfer of ownership of the senior debentures will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

     So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the senior debentures represented by that global security for all purposes under the indenture and under the senior debentures. Except as described below, owners of beneficial interests in a global security will not be entitled to have senior debentures represented by that global security registered in their names, will not receive or be entitled to receive the senior debentures in the form of a physical certificate and will not be considered the owners or holders of the senior debentures under the indenture or under the senior debentures, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC's procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of senior debentures under the indenture or the global security.

     Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's records relating to the senior debentures or relating to payments made by DTC on account of the senior debentures, or any responsibility to maintain, supervise or review any of DTC's records relating to the senior debentures.

     We will make payments on the senior debentures represented by the global securities to DTC or its nominee, as the registered owner of the senior debentures. We expect that when DTC or its nominee receives any payment on the senior debentures represented by a global security, DTC will credit participants' accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC's records. We also expect that payments by DTC's participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC's participants will be responsible for those payments.

     Payments on the senior debentures represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC's rules and will be settled in immediately available funds.

Certificated Senior Debentures

     We will issue certificated senior debentures to each person that DTC identifies as the beneficial owner of senior debentures represented by the global securities upon surrender by DTC of the global securities only if:

     o DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

     o an event of default with respect to the senior debentures has occurred and is continuing; or

     o we decide not to have the senior debentures represented by a global security.

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related senior debentures. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the senior debentures to be issued.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the principal amount of senior debentures set forth opposite its name below.

                Underwriters                    Principal Amount
                ------------                    ----------------

Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...............  $
Barclays Capital Inc............................
                                                  ------------
Total...........................................  $100,000,000
                                                  ============

     The underwriters have agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the senior debentures sold under the purchase agreement if any of these senior debentures are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

     The underwriters are offering the senior debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the senior debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The senior debentures are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the senior debentures but the underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the senior debentures.

Commissions and Discounts

     The representatives have advised us that the underwriters propose initially to offer the senior debentures to the public at the public offering price on the cover page of the prospectus, and to certain dealers at that price less a concession not in excess of ____% of the principal amount of the senior debentures. The underwriters may allow, and the dealers may reallow, a discount not in excess of ____% of the principal amount of the senior debentures to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of this offering, not including the underwriting discount, are estimated at $225,000 and are payable by us.

No Sale of Similar Securities

     We have agreed, with exceptions, not to sell or transfer any of our senior debentures for 15 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we have agreed not to directly or indirectly:

     o    Offer, pledge, sell or contract to sell any debt securities;

     o    Sell any option or contract to purchase any debt securities;

     o    Purchase any option or contract to sell any debt securities;

     o    Grant any option, right or warrant to sell any debt securities;

     o    Lend or otherwise dispose of or transfer any debt securities;

     o    File a registration statement related to the debt securities; or

     o Enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any debt securities, whether any such swap or transaction is to be settled by delivery of debt securities or other securities, in cash or otherwise.

     This lockup provision applies to the debt securities and to securities convertible into or exchangeable or exercisable for or repayable with the debt securities.

Indemnification

     We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Price Stabilization and Short Position

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the senior debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the senior debentures.

     If the underwriters create a short position in the senior debentures in connection with the offering, i.e., if they sell more senior debentures than are listed on the cover page of this prospectus, then the representatives may reduce that short position by purchasing senior debentures in the open market. Purchases of our senior debentures to stabilize or reduce a short position could cause the price of our senior debentures to be higher than it might be in the absence of such purchases.

     In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior debentures. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. In particular, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are lenders under our credit facility.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

o    incorporated documents are considered part of this prospectus;

o we are disclosing important information to you by referring you to those documents; and

o information we file with the SEC will automatically update and supersede information contained in this prospectus.

     We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003 and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus. Some of these reports, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Wisconsin Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by us, and you should not rely on that information when deciding whether to invest in our senior debentures.

     You may request a copy of any of these filings, at no cost, by writing to
F. J. Buri, Corporate Secretary, Interstate Power and Light Company, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311.

                                  LEGAL MATTERS

     The validity of the senior debentures will be passed upon for us by Foley & Lardner. Some legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

                                     EXPERTS

     Our consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Interstate Power and Light Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================




                                  $100,000,000

                       Interstate Power and Light Company

                          % Senior Debentures due 2018




                             _______________________

                                   PROSPECTUS
                             _______________________









                               Merrill Lynch & Co.
                                Barclays Capital







                             _____________ ___, 2003

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         Securities and Exchange Commission filing fee......           $   8,090
         Legal fees and expenses............................             125,000
         Accounting fees and expenses.......................              35,000
         Printing expenses..................................              30,000
         Trustee fees and expenses..........................               4,000
         Miscellaneous......................................              22,910
                                                                       ---------
              Total expenses................................           $ 225,000
                                                                       =========

     All of the above fees and expenses will be paid by Interstate Power and Light Company (the "Registrant"). Other than the Securities and Exchange Commission filing fee, all fees and expenses are estimated.

Item 15. Indemnification of Directors and Officers.

     The Iowa Business Corporation Act ("IBCA") grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against liabilities for certain of their acts. The Registrant's Restated Articles of Incorporation provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the IBCA and may, but is not required to, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted and incurred against such person in any such capacity or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions thereof. The Registrant's Bylaws permit the Registrant to maintain such insurance and further provide that the Registrant shall indemnify directors and officers of the Registrant to the full extent permitted by the IBCA and advance any and all reasonable expenses incurred in any proceeding to which any such director or officer is a party because he or she is or was a director or officer.

     Under the IBCA, directors of the Registrant are not subject to personal liability to the Registrant or its shareowners for acts or failures to act except under certain circumstances. In addition, the IBCA grants corporations organized thereunder, such as the Registrant, the authority to adopt a provision in their respective articles of incorporation eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or to its shareowners for monetary damages for certain breaches of fiduciary duty as a director. The Registrant's Restated Articles of Incorporation eliminates the personal liability of each director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its shareowners, (ii) for acts or omissions not in good faith or which involve any intentional misconduct or knowing violation of the law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) under Section 490.833 of the IBCA relating to liability for unlawful distribution.

     The foregoing statements are subject to the detailed provisions of the IBCA and the Restated Articles of Incorporation and Bylaws of the Registrant and should be read in connection with these other documents for a more full understanding of their effect on the Registrant.

     The indemnification provided by the Registrant is not exclusive of any other rights to which a director or officer of the Registrant may be entitled. The Registrant also carries directors' and officers' liability insurance. The Registrant's directors' and officers' insurance policies are designed to reimburse the Registrant for any payments made by it pursuant to the foregoing indemnification provisions.

Item 16. Exhibits and Financial Statement Schedules.

     The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on August 25, 2003.

                                   INTERSTATE POWER AND LIGHT COMPANY


                                   By: /s/ Erroll B. Davis, Jr.
                                       ------------------------------------
                                       Erroll B. Davis, Jr.
                                       Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                   Title                                  Date
                ---------                                   -----                                  ----

/s/ Erroll B. Davis, Jr.
------------------------                    Chairman, Chief Executive Officer and             August 25, 2003
Erroll B. Davis, Jr.                        Director (Principal Executive Officer)

/s/ Thomas M. Walker
------------------------                    Executive Vice President and Chief
Thomas M. Walker                            Financial Officer (Principal                      August 25, 2003
                                            Financial Officer)

/s/ John E. Kratchmer
------------------------                    Vice President-Controller and Chief
John E. Kratchmer                           Accounting Officer (Principal                     August 25, 2003
                                            Accounting Officer)

          *                                 Director                                          August 25, 2003
------------------------
Alan B. Arends

          *                                 Director                                          August 25, 2003
------------------------
Michael L. Bennett

          *                                 Director                                          August 25, 2003
------------------------
Jack B. Evans

          *                                 Director                                          August 25, 2003
------------------------
Katharine C. Lyall

          *                                 Director                                          August 25, 2003
------------------------
Singleton B. McAllister

                                            Director                                          August 25, 2003
------------------------
Ann K. Newhall

          *                                 Director                                          August 25, 2003
------------------------
David A. Perdue

          *                                 Director                                          August 25, 2003
------------------------
Judith D. Pyle


                Signature                                   Title                                  Date
                ---------                                   -----                                  ----

          *                                 Director                                          August 25, 2003
------------------------
Robert W. Schlutz

          *                                 Director                                          August 25, 2003
------------------------
Wayne H. Stoppelmoor

          *                                 Director                                          August 25, 2003
------------------------
Anthony R. Weiler

*By:     /s/ Erroll B. Davis, Jr.
         -----------------------------
         Erroll B. Davis, Jr.
         Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit Number                Document Description
--------------                --------------------

          (1)       Form of Purchase Agreement.*

          (4.1) Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993 (the "1993 Indenture"), between IP&L and Bank One Trust Company, National Association ("Bank One Trust"), successor, as Trustee (incorporated by reference to
                    Exhibit 4(c) to IP&L's Form 10-Q for the quarter ended September 30, 1993), and the indentures supplemental thereto dated, respectively, October 1, 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 (Exhibit 4(d) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(e) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(b) in IP&L's Form 10-Q dated May 12, 1995, Exhibit 4(c)(i) in IP&L's Form 8-K dated September 19, 1996 and Exhibit 4(a) in IP&L's Form 10-Q dated May 14, 1997).

          (4.2) Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940, between IP&L and Bank One Trust Company, successor, as Trustee (incorporated by reference to Exhibit 2(a) to IP&L's Registration Statement, File No. 2-25347), and the indentures supplemental thereto dated, respectively, March 1, 1941, July 15, 1942, August 2, 1943, August 10, 1944,
                    November 10, 1944, August 8, 1945, July 1, 1946, July 1,
                    1947, December 15, 1948, November 1, 1949, November 10, 1950, October 1, 1951, March 1, 1952, November 5, 1952,
                    February 1, 1953, May 1, 1953, November 3, 1953, November 8, 1954, January 1, 1955, November 1, 1955, November 9, 1956,
                    November 6, 1957, November 4, 1958, November 3, 1959, November 1, 1960, January 1, 1961, November 7, 1961, November 6, 1962, November 5, 1963, November 4, 1964, November 2, 1965, September 1, 1966, November 30, 1966, November 7, 1967, November 5, 1968, November 1, 1969, December 1, 1970, November 2, 1971, May 1, 1972, November 7, 1972, November 7, 1973, September 10, 1974, November 5, 1975, July 1, 1976, November 1, 1976, December 1, 1977,
                    November 1, 1978, December 1, 1979, November 1, 1981, December 1, 1980, December 1, 1982, December 1, 1983, December 1, 1984, March 1, 1985, March 1, 1988, October 1, 1988, May 1, 1991, March 1, 1992, October 1, 1993, November
                    1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997
                    (Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                    Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                    Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                    Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                    Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 4.10 in IP&L's Form 10-K for the year 1966, Exhibit 4.10 in IP&L's Form 10-K for the year 1966, Exhibit 4.10 in IP&L's Form 10-K for the year 1967, Exhibit 4.10 in IP&L's Form 10-K for the year 1968, Exhibit 4.10 in IP&L's Form 10-K for the year 1969, Exhibit 1 in IP&L's Form 8-K dated December 1970,
                    Exhibit 2(g) in File No. 2-43131, Exhibit 1 in IP&L's Form 8-K dated May 1972, Exhibit 2(i) in File No. 2-56078,
                    Exhibit 2(j) in File No. 2-56078, Exhibit 2(k) in File No. 2-56078, Exhibit 2(l) in File No. 2-56078, Exhibit 1 in IP&L's Form 8-K dated July 1976, Exhibit 1 in IP&L's Form 8-K dated December 1976, Exhibit 2(o) in File No. 2-60040,
                    Exhibit 1 in IP&L's Form 10-Q dated June 30, 1979, Exhibit 2(q) in Form S-16 in File No. 2-65996, Exhibit 2 in IP&L's Form 10-Q dated March 31, 1982, Exhibit 4(s) in IP&L's Form 10-K for the year 1981, Exhibit 4(t) in IP&L's Form 10-K for the year 1982, Exhibit 4(u) in IP&L's Form 10-K for the year 1983, Exhibit 4(v) in IP&L's Form 10-K for the year 1984,
                    Exhibit 4(w) in IP&L's Form 10-K for
-----------------------
* To be filed by amendment or under subsequent Current Report on Form 8-K.

Exhibit Number                Document Description
--------------                --------------------

                    the year 1984, Exhibit 4(b) in IP&L's Form 10-Q dated May 12, 1988, Exhibit 4(c) in IP&L's Form 10-Q dated November 10, 1988, Exhibit 4(d) in IP&L's Form 10-Q dated August 13, 1991, Exhibit 4(c) in IP&L's Form 10-K for the year 1991,
                    Exhibit 4(a) in IP&L's Form 10-Q dated November 12, 1993,
                    Exhibit 4(b) in IP&L's Form 10-Q dated November 12, 1993,
                    Exhibit 4(a) in IP&L's Form 10-Q dated May 12, 1995, Exhibit 4(f) in IP&L's Form 8-K dated September 19, 1996 and Exhibit 4(b) in IP&L's Form 10-Q dated May 14, 1997).

          (4.3) Indenture or Deed of Trust dated as of February 1, 1923, between IP&L and Bank One Trust, successor, and Lawrence Dillard, successor, as Trustees (incorporated by reference to Exhibit B-1 to File No. 2-1719), and the indentures supplemental thereto dated, respectively, May 1, 1940, May 2, 1940, October 1, 1945, October 2, 1945, January 1, 1948,
                    September 1, 1950, February 1, 1953, October 2, 1953, August 1, 1957, September 1, 1962, June 1, 1967, February 1, 1973,
                    February 1, 1975, July 1, 1975, September 2, 1975, March 10, 1976, February 1, 1977, January 1, 1978, March 1, 1979,
                    March 1, 1980, May 31, 1986, July 1, 1991, September 1, 1992
                    and December 1, 1994 (Exhibit B-1-k in File No. 2-4921, Exhibit B-1-l in File No. 2-4921, Exhibit 7(m) in File No. 2-8053, Exhibit 7(n) in File No. 2-8053, Exhibit 7(o) in File No. 2-8053, Exhibit 4(e) in File No. 33-3995, Exhibit 4(b) in File No. 2-10543, Exhibit 4(q) in File No. 2-10543,
                    Exhibit 2(b) in File No. 2-13496, Exhibit 2(b) in File No. 2-20667, Exhibit 2(b) in File No. 2-26478, Exhibit 2(b) in File No. 2-46530, Exhibit 2(aa) in File No. 2-53860, Exhibit 2(bb) in File No. 2-54285, Exhibit 2(bb) in File No. 2-57510, Exhibit 2(cc) in File No. 2-57510, Exhibit 2(ee) in File No. 2-60276, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849, Exhibit 4(g) in File No. 33-3995, Exhibit 4(h) in File No. 0-849, Exhibit 4(m) in File No. 0-849 and Exhibit 4(f) in File No. 0-4117-1).

          (4.4) Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, between IP&L and Bank One Trust, successor, as Trustee (incorporated by reference to Exhibit 4(i) to IP&L's Amendment No. 1 to Registration Statement, File No. 33-62259).

          (4.5) Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997 (the "1997 Indenture"), between IP&L and Bank One Trust, successor, as Trustee (incorporated by reference to Exhibit 4(j) to IP&L's Registration Statement, File No. 333-32097).

          (4.6) Officers' Certificate, dated as of August 4, 1997, creating IP&L's 6-5/8% Senior Debentures, Series A, due 2009 (incorporated by reference to Exhibit 4.12 to IP&L's Annual Report on Form 10-K for the year ended December 31, 2000).

          (4.7) Officers' Certificate, dated as of March 6, 2001, creating IP&L's 6-3/4% Senior Debentures, Series B, due 2011 (incorporated by reference to Exhibit 4 to IP&L's Form 8-K, dated March 6, 2001).

          (4.8) The Original through the Nineteenth Supplemental Indentures of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, successor, as Trustee, dated January 1, 1948 securing First Mortgage Bonds (incorporated by reference to Exhibits 4(b) through 4(t) to Interstate Power Company's ("IPC") Registration Statement No. 33-59352 dated March 11,
                    1993).


          (4.9) Twentieth Supplemental Indenture of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, successor, as Trustees, dated May 15, 1993 (incorporated by reference to
                    Exhibit 4(u) to IPC's Registration Statement No. 33-59352 dated March 11, 1993).

          (4.10) Twenty-First Supplemental Indenture of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, as Trustees, dated December 31, 2001 (incorporated by reference to Exhibit 4.3 to IP&L's Form 8-K, dated January 1, 2002).

Exhibit Number                Document Description
--------------                --------------------

          (4.11) Indenture (For Senior Unsecured Debt Securities), dated as of August 20, 2003, between IP&L and Bank One Trust, as Trustee.

                    Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish to the Securities and Exchange Commission, upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form S-3. No such instrument authorizes securities in excess of 10% of the total assets of the Registrant.

          (5)       Opinion of Foley & Lardner (including consent of counsel).


          (12)      Computation of Ratio of Earnings to Fixed Charges.

          (23.1)    Consent of Foley & Lardner (filed as part of Exhibit (5)).

          (23.2)    Consent of Deloitte & Touche LLP.

          (24)      Powers of Attorney.

          (25.1) Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Bank One Trust.

Documents incorporated by reference to filings made by IP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-4117-1. Documents incorporated by reference to filings made by IPC under the Securities Exchange Act of 1934, as amended, are under File No. 1-3632.
-----------------------
* To be filed by amendment or under subsequent Current Report on Form 8-K.